DEC 16 2003





By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

3rd December, 2003.

Attn: Filing Desk - Stop 1-4


03045244

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 1st December 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 3rd December 2003, detailing the number of EMI Group plc Ordinary Shares acquired by way of reinvestment of dividends in respect of Mr Eric Nicoli, a Director of the Company, by the Plan Manager of the EMI Group Personal Equity Plans.

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

dlw 1/6

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 03/54

Company Announcements Office,
London Stock Exchange.

3rd December, 2003.

Dear Sirs,

EMI Group plc - Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that the Plan Manager of the EMI Group Personal Equity Plans has informed the Company today (3rd December 2003) that Mr Eric Luciano Nicoli, a Director of the Company, acquired 160 EMI Group plc Ordinary Shares of 14p each at a price of 164.22p per Ordinary Share on 25th November 2003. The additional Ordinary Shares resulted from the Plan Manager's reinvestment of dividends and, where appropriate, tax credits and were acquired in respect of the beneficial holdings of Mr Nicoli and his wife, Mrs Rosalind M. Nicoli, in the EMI Group Corporate Personal Equity Plan, both receiving 80 Ordinary Shares.

The Ordinary Shares acquired are being held in the name of the Plan Manager's nominee, BT Globenet Nominees Ltd 10 a/c.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary